Supplement dated January 25, 2021
to the Prospectus dated
to the Prospectus dated May 1, 2019 for
ProSaver Platinum
Issued by
Protective Life Insurance Company

This Supplement amends certain information in your modified guaranteed annuity contract ("Contract") prospectus (the "Prospectus"). Except as modified in this Supplement, all other terms of the Prospectus remain unchanged. Please read this Supplement carefully and keep it with your Prospectus for future reference.

We are amending your Contract and (if applicable) the Certificate to:

1.  limit the amount the market value adjustment ("MVA") will reduce the proceeds you receive from a partial or full surrender; and,

2.  establish a minimum for interest rates we will declare for future guarantee periods.

On and after February 1, 2021, we will waive any portion of a market value adjustment that would reduce the Surrender Value by more than the Excess Interest applied to the Contract as of the withdrawal date. "Excess Interest" is defined as interest credited in excess of the amount that would be earned on the Annuity Deposit at an annual effective rate of 1.00%.

On and after February 1, 2021, we will not declare a Guaranteed Interest Rate for any future Guarantee Period that is less than 1.00%.

For the sole purpose of calculating the MVA on and after February 1, 2021, the meaning of "Annuity Deposit" in your Prospectus is revised to be: Account Value at the close of business on the Endorsement Date, or the amount applied to establish any Subsequent Guarantee Period thereafter. "Account Value" does not include any Surrender Charge or MVA that would otherwise apply on the Endorsement Date. The market value adjustment will never reduce the Contract's aggregate surrender value to be less than the Annuity Deposit.

The terms and conditions of this change supersede any conflicting provision in your Prospectus. Contract provisions not expressly modified by this change remain in full force and effect. Specifically:

1.  Your Interest Guarantee Period(s) and Guaranteed Interest Rate(s) are unchanged and remain in effect through the end of the current Guarantee Period(s).

2.  The MVA formula and the components determined when your current Guarantee Period(s) were established remain in effect. A Guarantee Period continues to be measured from the date on which it was originally established, and its scheduled end date has not changed.

3.  Penalty free interest withdrawals continue to be equal to the interest credited during the prior Contract Year. Contract Years continue to be measured from your original Contract Effective Date.

4.  The limit on the MVA that can reduce your Surrender Value does not apply to a market value adjustment that would increase your Surrender Value. You will continue to receive the full benefit of Treasury Rate changes that increase your proceeds from a partial or full surrender.

There is no charge or cost to you for this additional benefit.

If you have any questions regarding this Prospectus Supplement, please contact us toll free at 1-800-456-6330. Please keep this Prospectus Supplement for future reference.

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